August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to 405-879-9580
Aubrey K. McClendon
Chairman and Chief Executive Officer
Newmont Mining Corporation
6100 Western Avenue
Oklahoma City, Oklahoma 73118

      Re: Chesapeake Energy Corporation
              Definitive Proxy Statement on Schedule 14A
              Filed April 30, 2007
              File No. 001-13726

Dear Mr. McClendon:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Board Independence, page 17

1.   You state that your board of directors considered some relationships that it
        concluded did not impair your directors' independence. Please describe the
        nature of such transactions, relationships or arrangements. See Instruction 3 to
        Item 407(a) of Regulation S-K.

2006 Directors' Compensation, page 20

2.   Include a footnote describing all assumptions you made in the valuation of the
        stock awards granted to your directors by reference to a discussion of those
        assumptions in the footnotes to your financial statements included in your annual
        report on Form 10-K. See the instruction to Item 402(k), which states that the
        instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Compensation Discussion and Analysis, page 28

3.   We note your discussion of the Founder Well Participation Program. Given that
        only two of your named executive officers have been allowed to participate in the
        past in the program and the material manner in which they have benefited from
        working interests in properties drilled by the company, please consider revising
        your disclosure to provide greater balance and context. In your discussion of the
        benefits associated with the program and how it assists in aligning the interests of
        Mr. McClendon to that of the company also highlight, for example, you should
        disclose whether the founders' total compensation as reported in the summary
        compensation table during 2006 was significantly higher or lower than income
        they earned from their participatory working interests granted under the FWPP.

4.   In this section you have only provided a general overview of the compensation
        program. Your discussion omits specific analysis of how the compensation
        program is actually applied.   Please revise your discussion to provide analysis for
        each named executive officer of how the criteria on page 28 applied to each
        officer. Your discussion should address, for each named executive officer, how
        the bullet points on page 28 were considered in determining, for each element of
        compensation, the amount of compensation awarded. Please also identify
        amongst the factors listed, the most material factor used in the assessment of the
        individual and discuss generally, the relative weighting, if any, assigned to each
        of the criteria listed. Please also clarify the distinctions in factors of "individual
        performance" and "soft skills." See Item 402(b)(2)(vii) of Regulation S-K.

5.   Revise to give consideration to Release 8732A, Section II.B.1. As noted therein,
        the compensation discussion and analysis should be sufficiently precise to identify
        material differences in the amount and type of compensation awarded to
        individual executive officers. Please clarify for example, your statement on page

28 regarding perquisites awarded to Mr. McClendon. Discuss how the specific duties of Mr. McClendon, relative to the duties of other key senior executives, factored into the significant amount and type of perquisites he received.

Elements of Compensation, page 29

6.   On page 29, you disclose the committee's consideration annually of the compensation programs of the company's peers. Revise to identify the peer group of companies you reference. See Item 402(b)(2)(xiv) of Regulation S-K.

Cash Bonus, page 30

7. We direct you to Item 402(b)(1)(v) of Regulation S-K. Your disclosure regarding the determination of cash bonus amounts is unclear. Clarify, by reference to the cash bonus amounts awarded in fiscal 2006 to each named executive officer, the specific factors considered in the committee's subjective evaluation of the company's and individual's performance during 2006. To provide greater clarity to the disclosure, revise to state, if true, that even if the company's performance is poor in a given year, that an individual may still be awarded a cash bonus. Finally, clarify your statement, by reference to a specific example involving a named executive officer, of when a cash bonus was awarded based on individual performance in a review period that was expected to provide substantial benefit to the company in future periods.

Restricted Stock, page 30

8.   Revise to clarify the specific factors the committee considered to determine the amount of restricted stock that the company awarded to a named executive officer. See Item 402(b)(1)(v) of Regulation S-K and Instruction 1 to Item 402(b) of Regulation S-K.

Post-Employment Compensation, page 38

9.   Please explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements and change in control arrangements. See Items 402(b)(1) (v) and 402(j)(3) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor